SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED **April 29, 2002**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

SUNGOLD ENTERTAINMENT CORP.

(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No X**

This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1. **Reporting Issuer**

SUNGOLD ENTERTAINMENT CORP.
500 - 666 Burrard Street
Vancouver, British Columbia,
Canada, V6C 3P6

Telephone: (604) 669-9580
Facsimile: (604) 669-9577

Item 2. **Date of Material Change**

April 29, 2002

Item 3. **Press Release**

April 29, 2002, Vancouver, British Columbia.

Item 4. **Summary of Material Change**

Sungold Entertainment Corp. announces that Horsepower Broadcasting Network (HBN) International Ltd. report reports rapid Horsepower2 growth on five continents and Horsepower Broadcasting Network (HBN) International Ltd. to announce global racetrack promotion at the Kentucky Derby and Lycos Asia joins the Horsepower Broadcasting Network (HBN) International Ltd. team.

Item 5. **Full Description of Material Change**

HBN REPORT REPORTS RAPID HORSEPOWER2
GROWTH ON FIVE CONTINENTS

Vancouver, BC: April 29, 2002 ~ **Sungold Entertainment Corp.** (OTCBB: **SGGNF**, Frankfurt: WKN 608164) Sungold Entertainment Corp. (SGGNF:BB) announces that Horsepower Broadcasting Network (HBN) International Ltd. reports rapid growth in the Horsepower2 game on five Continents with the greatest growth coming from Asia. New Horsepower2 player registrations from February to April 2002 compared to registrations from November 2001 to January 2002 were up 700%! The average number of daily wagers also increased by over 900% in April 2002 compared to January 2002.

HBN TO ANNOUNCE GLOBAL RACETRACK PROMOTION AT KENTUCKY DERBY

Horsepower Broadcasting Network (HBN) International Ltd. and Sungold Entertainment Corporation will be jointly announcing the kickoff of an international racetrack promotion at the 128th running of The Kentucky Derby on this upcoming Saturday, May fourth in Louisville, Kentucky. Horsepower President Kim N. Hart said, "Our technical team have produced a product that will offer racetracks an opportunity for a big leap forward in growing their track revenues, increasing purses substantially and attracting a lost generation of racing fans back to *'The Sport of Kings"*.

LYCOS ASIA JOINS THE HBN TEAM

HBN is pleased to announce that Lycos Asia has entered into a marketing agreement to promote the Horsepower2 (HP2) brand and the www.horsepower2.com jackpot site. Lycos Asia is a joint venture between Lycos Inc. and Singapore Telecommunications Limited. Lycos Asia is a pan-Asian internet portal across Southeast Asia, China, Taiwan, Hong Kong and India. The Lycos network of sites includes Lycos.com, Tripod and Mailcity. HP2 is a proprietary, completely random, equal chance, virtual horse racing game that is played in real time globally every 90 seconds. HP2 includes a guaranteed million$ jackpot for betting $2 on the exact finish of the first 6 of 14 random horses in any race. HBN is well on its way to realizing its goal to grow the Horsepower2 game through strategic alliances, online affiliates and selected racetracks until it becomes the largest jackpot opportunity in the world!

Item 6. Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act

Not applicable.

Item 7. Omitted Information

None.

Item 8. Senior Officer

KIM N. HART, PRESIDENT
500 - 666 Burrard Street
Vancouver, BC V6C 3P6

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

April 29, 2002
Date

(signature)

Anne Kennedy
Name of Signatory

Director / Secretary
Position

Vancouver, BC
Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K for the period ended April 29, 2002 to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.
(the Registrant)

Date: April 29, 2002

By:* [signature]
ANNE KENNEDY - DIRECTOR.

*Print name and title under the signature of the signing officer